UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending December 31, 2001

National Fuel Gas Company
(Name of Registered Holding Company)

10 Lafayette Square
Buffalo, New York 14203
(Name of Principal Executive Officer)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
Suite 1500
10 Lafayette Square
Buffalo, New York 14203
(716) 857-7702

ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.      Energy or Gas  Date of       State of      Percentage of        Nature of  Business
                           Related        Organization  Organization  Voting Securities
                                                                      Held

National Fuel Gas Company  Holding        1902          New Jersey    Holds all voting     National Fuel Gas Company is an
                                                                      securities of        integrated natural gas operation engaged
                                                                      the reporting        in owning and holding securities
                                                                      companies except     issued by its subsidiaries.
                                                                      as indicated below.

Seneca Independence        Gas            1996          Delaware      100%                 Holds a 33 1/3% general partnership
Pipeline Company                                                                           interest in Independence Pipeline
                                                                                           Company, which was not formed
                                                                                           under Rule 58.

Niagara Independence       Holding        1997          Delaware      100%                 Holds the 33-1/3% general partnership
Marketing Company                                                                          interest in DirectLink Gas Marketing
                                                                                           Company.

DirectLink Gas Marketing   Gas            1997          Delaware      33-1/3%              Gas marketing.
Company

Upstate Energy Inc.        Gas            1997          New York      100%                 Gas marketing. Also owns a 50% interest
                                                                                           in the Roystone Gas Processing Plant
                                                                                           which was acquired pursuant to Rule 58.

Roystone Gas Processing    Gas            1994          Pennsylvania  50%                  Processes natural gas and sells natural
Plant                                                   (general                           gas liquids.
                                                        partnership)

Horizon Power, Inc.        Holding        1995          New York      100%                 Holds a 50% limited liability company
                                                                                           interest in each of Seneca Energy II, LLC
                                                                                           and Model City Energy, LLC.

Seneca Energy II, LLC      Energy         2000          New York      50%                  Landfill gas-powered electric generation.

Model City Energy, LLC     Energy         2000          New York      50%                  Landfill gas-powered electric generation.
NARRATIVE DESCRIPTION:

National Fuel Gas Company is not a “reporting company” but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

Horizon Power, Inc. (formerly NFR Power, Inc.) (“Power”), a direct, wholly owned subsidiary of National Fuel Gas Company and an exempt wholesale generator, is not a “reporting company” but is included in this Item 1 because it holds voting securities issued by reporting companies as indicated above.

During the quarter ended December 31, 2001, the reporting companies engaged in the following activities:

Seneca Independence Pipeline Company (“SIP”) retained its 33 1/3% general partnership interest in Independence Pipeline Company, pursuant to approval by the SEC under the Public Utility Holding Company Act of 1935 (see File 70-9117, HCAR No. 35-26840). SIP’s transactions this quarter are described in its financial statements at Item 6.

Niagara Independence Marketing Company (“Niagara”) retained its 33 1/3% interest in DirectLink Gas Marketing Company (“DirectLink”). Niagara’s and DirectLink’s transactions this quarter are described in their financial statements at Item 6.

Upstate Energy Inc. ("Upstate") engaged in gas marketing transactions this quarter.

Roystone Gas Processing Plant ("Roystone") engaged in processing natural gas and selling natural gas liquids during the quarter.

Seneca Energy II, LLC (“Seneca Energy”), a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, engaged in electric generation activities.

Model City Energy, LLC (“Model City”), a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, engaged in electric generation activities.

ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company        Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing        Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock          Issued                                         Was Issued     Security    Each Security

SIP            Note         $100,000       Issue*    N/A      National       N/A            $100,000
                            $400,000       Issue*             Fuel Gas                      $400,000
                                                              Company

DirectLink     no transactions this quarter

Niagara        no transactions this quarter

Upstate        Note       $4,700,000       Issue**   N/A      National       N/A          $4,700,000
                            $100,000       Issue**            Fuel Gas                      $100,000
                          $1,000,000       Issue**            Company                     $1,000,000
                            $100,000       Issue**                                          $100,000
                          $1,100,000       Issue**                                        $1,100,000
                            $100,000       Issue**                                          $100,000
                            $200,000       Issue**                                          $200,000

Roystone       no transactions this quarter

Seneca Energy  no transactions this quarter

Model City     no transactions this quarter

     *  Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company
        System Money Pool as compared with balance from preceding day.  For the quarter, the outstanding balance increased by $500,000.
     ** Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company
        System Money Pool as compared with the balance from the preceding day.  For the quarter, the outstanding balance increased by $7,300,000.

Company Contributing   Company Receiving   Amount of Capital
Capital                   Capital             Contribution

No capital contributions this quarter

ITEM 3 - ASSOCIATE TRANSACTIONS

PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.   Associate Co.  Types of     Direct    Indirect   Cost of  Total Amount Billed
Rendering       Receiving      Services     Costs     Costs      Capital
Services        Services       Rendered     Charged   Charged

Roystone        National Fuel  Natural gas  $30,049*    $0         $0          $30,049
                Gas Supply     processing
                Corporation
*    Represents payments made by National Fuel Gas SupplyCorporation ("Supply") to Roystone pursuant to a gas processing agreement.

PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Reporting Co.   Associate Co.  Types of          Direct    Indirect   Cost of  Total Amount Billed
Rendering       Receiving      Services          Costs     Costs      Capital
Services        Services       Rendered          Charged   Charged

Supply          SIP            Managerial,       $3,475      $0         $0              $3,475
                               financial, legal
                               and other
                               similar services.

Seneca          Upstate        Managerial,         $0        $0         $0                $0
Resources                      financial and
Corporation                    other similar
                               services.

National Fuel   Upstate        Managerial          $0        $0         $0                $0
Resources, Inc.                services.

Power           Seneca Energy  Accounting        $2,500      $0         $0              $2,500
                               services.

Power           Model City     Accounting        $2,500      $0         $0              $2,500
                               services.

Power           Model City     Sales brokerage     $0        $0         $0                $0
                               and administrative
                               services.

Upstate also may have purchased regulated interstate natural gas transportation and storage services from its associate, Supply, pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:

        Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:

        Confidential Treatment requested pursuant to Rule 104(b)

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-     Other Investment in last     Other Investment in This     Reason For Difference
Related Business          U-9C-3 Report                U-9C-3 Report                in Other Investment

NONE

ITEM 6 -  FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

             Balance Sheet for SIP                Confidential treatment requested pursuant to Rule 104(b)
             Income Statement for SIP             Confidential treatment requested pursuant to Rule 104(b)
             Balance Sheet for Niagara            Confidential treatment requested pursuant to Rule 104(b)
             Income Statement of Niagara          Confidential treatment requested pursuant to Rule 104(b)
             Balance Sheet for DirectLink         Confidential treatment requested pursuant to Rule 104(b)
             Income Statement for DirectLink      Confidential treatment requested pursuant to Rule 104(b)
             Balance Sheet for Upstate            Confidential treatment requested pursuant to Rule 104(b)
             Income Statement for Upstate         Confidential treatment requested pursuant to Rule 104(b)
             Balance Sheet for Roystone           Confidential treatment requested pursuant to Rule 104(b)
             Income Statement for Roystone        Confidential treatment requested pursuant to Rule 104(b)
             Balance Sheet for Seneca Energy      Confidential treatment requested pursuant to Rule 104(b)
             Income Statement for Seneca Energy   Confidential treatment requested pursuant to Rule 104(b)
             Balance Sheet for Model City         Confidential treatment requested pursuant to Rule 104(b)
             Income Statement for Model City      Confidential treatment requested pursuant to Rule 104(b)

B.      EXHIBITS:

        1.     Copies of contracts required to be provided by Item 3

               a.    Gas Processing Contract between Five Oaks, Inc. and National Fuel Gas Supply Corporation
                     (relating to Roystone):  EXHIBIT A (Confidential treatment requested pursuant to Rule 104(b))

               b.    Accounting Services Agreement between Horizon Power, Inc. and Seneca Energy II, LLC:
                     EXHIBIT B (Confidential treatment requested pursuant to Rule 104(b))

               c.    Accounting Services Agreement between Horizon Power, Inc. and Model City Energy, LLC:
                     EXHIBIT C
                     (Confidential treatment requested pursuant to Rule 104(b))

               d.    Electricity Products Brokerage and Services Agreement between Horizon Power, Inc. and Model
                     City Energy, LLC:  EXHIBIT D (Confidential treatment requested pursuant to Rule 104(b))

        2.     Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions:  EXHIBIT E
SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned. Dated: March 1, 2002
                                      NATIONAL FUEL GAS COMPANY

                                      By  /s/ James R. Peterson
                                        ----------------------------------------
                                          James R. Peterson
                                          Assistant Secretary